UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)*

                            nStor Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   67018N 10 8
                                 (CUSIP Number)


  Herbert Gimelstob, 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431
                                 (561) 997-8880
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 27 , 1999
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
----------------------------------------                                        -------------------------------------------------
CUSIP No. 67018N 10 8                                                           Page 2 of 5 Pages
----------------------------------------                                        -------------------------------------------------

----------- ---------------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

            HERBERT GIMELSTOB
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
    2
                                                                 (b) [ ]
----------- ---------------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3

----------- ---------------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
    5

----------- ---------------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            U.S.A.
------------------------------ --------- ----------------------------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
          Number of                      2,131,133
           Shares
        Beneficially
          Owned by
            Each
          Reporting
           Person
            With
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED VOTING POWER
                                  8
                                         -0-
                               --------- ----------------------------------------------------------------------------------------
                                         SOLE DISPOSITIVE POWER
                                  9
                                         2,131,133
                               --------- ----------------------------------------------------------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         -0-
----------- ---------------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,131,133
----------- ---------------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]
    12

----------- ---------------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.80%
----------- ---------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 450 Technology Park, Lake Mary, Florida 32746.

Item 2.  Identity and Background.

         a.       Name:  Herbert Gimelstob

         b. Business address: 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431

         c. Present principal occupation: Real Estate Developer/Investor Name and address of corporation business is primarily conducted through: Gimelstob Enterprises, Inc., 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431

         d.       Convictions within the last five years: None.

         e. Proceedings and judgments/decrees/orders within the last five years: None.

         f.       Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds:  PF
         Amount of funds:  $1,000,000.00

Item 4.  Purpose of Transaction.

         Purpose of acquisition of securities of the issuer:  Investment.

         a. Reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, reporting person reviews from time to time the performance of all of his investments, including but not limited to the securities of the Company, and may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company.

         b.       None.

         c.       None.

         d.       None.

         e.       None.

         f.       None.

         g.       None.

         h.       None.


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                                  SCHEDULE 13D
                                                               Page 4 of 5 Pages


         i.       None.

         j.       None.

Item 5.  Interest in Securities of the Issuer.

         a. Aggregate number of the class of securities beneficially owned: 2,131,133
                  Percentage of the class of securities beneficially owned:
                  8.80%

         b. Reporting person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 2,131,133 shares beneficially owned.

         c. Transactions within the past sixty days are as follows:

                  1. Person who effected the transaction: Herbert Gimelstob

                  2. Date of transaction: June 8, 1999

                  3. Amount of securities involved: Purchased 1,000 shares of Series E Preferred Stock, which may be converted into 333,333 shares of the Common Stock. As part of the same transaction, acquired warrants to purchase 33,333 shares of the Common Stock for $3.30 per share.

                  4. Price per share: $1,000 per share of Series E Preferred Stock.

                  5. Where and how the transaction was effected: Boca Raton, Florida. The transaction was effected through a $3,500,000.00 private placement by the Company.

         d.       Other persons with rights in the securities: None.

         e. The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         None.

        Exhibit No.:

        N/A
        N/A
        N/A

                                  SCHEDULE 13D
                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:      June 14, 1999


                                                    /s/ Herbert Gimelstob
                                                        -----------------
                                                           (Signature)


                                                        Herbert Gimelstob
                                                        -----------------
                                                             (Name)